UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Millennium Sustainable Ventures Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

60039Q101
(CUSIP Number)

Sanlam International Investment Partners Limited
Private Bag X8, Tygervally, 7536
South Africa
(Attn: Francois Kellerman, Chief Financial Officer, Sanlam Investments Group.)
+27 21 950 2592
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60039Q101
1	NAMES OF REPORTING PERSONS
Sanlam International Investment Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,147,891 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,147,891 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,147,891 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The calculation of this percentage is based on 10,999,814 shares of Common Stock of the Issuer outstanding as of November 14, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

SCHEDULE 13D

CUSIP No. 60039Q101
1	NAMES OF REPORTING PERSONS
Sanlam Investment Management Holdings (Pty) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,147,891 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,147,891 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,147,891 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The calculation of this percentage is based on 10,999,814 shares of Common Stock of the Issuer outstanding as of November 14, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

SCHEDULE 13D

CUSIP No. 60039Q101
1	NAMES OF REPORTING PERSONS
Sanlam Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,147,891 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,147,891 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,147,891 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The calculation of this percentage is based on 10,999,814 shares of Common Stock of the Issuer outstanding as of November 14, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and restates the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by Sanlam International Investment Partners Limited, Sanlam Investment Holdings Limited and Sanlam Limited on February 20, 2009, as amended by Amendment No. 1 filed on May 8, 2009, and as further amended by Amendment No. 2 filed on April 9, 2010 and Amendment No. 3 filed on September 19, 2022 (the “Statement”), in its entirety. This Amendment No. 4 is being filed to report that the beneficial ownership of the outstanding shares of Common Stock of the Issuer held by the Reporting Persons (as defined below) has decreased by approximately 1% since the filing of Amendment No. 3 to the Statement as a result of the sale of certain shares by the Reporting Persons.

Item 1.	Security and Issuer

(a) This Statement relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Millennium Sustainable Ventures Corp. (formerly known as Millennium India Acquisition Company Inc.) (the “Issuer”).

(b) The Issuer has its principal offices at 301 Winding Road, Old Bethpage, New York 11804.

Item 2.	Identity and Background

(a) This Statement is being filed jointly by Sanlam Limited, a South African corporation (“SL”), Sanlam Investment Management Holdings (Pty) Limited, a South African corporation (“SIMH”) (the successor in interest to Sanlam Investments Holdings Limited, which was previously a Reporting Person), and Sanlam International Investment Partners Limited, a Mauritian corporation (“SIIP”, and together with SL and SIMH, the “Reporting Persons”). Certain information required by this Item 2(a) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A to Amendment No. 3 to the Statement (“Schedule A”), which is incorporated herein by reference.

Each of SL, SIMH and SIIP is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 19, 2022, a copy of which was filed as Exhibit 99.1 to  Amendment No.3 to the Statement, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.  Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b) The address of the principal business office of each of the Reporting Persons is Private Bag X8, Tyger Valley, 7536, South Africa (Attn: Francois Kellerman, Chief Financial Officer, Sanlam Investments Group). Certain information required by this Item 2(b) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A, which is incorporated herein by reference.

(c) The principal business of each of SIIP and SIMH is to serve as a holding company for some of SL’s investments in businesses in India, Australia, Africa and Asia-Pacific.  The principal business of SL is to invest in businesses. Certain information required by this Item 2(c) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A, which is incorporated herein by reference.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons,  any person named in Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) SL and SIMH are organized under the laws of South Africa. SIIP is organized under the laws of Mauritius. Certain information required by this Item 2(f) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

As of March 25, 2010, SIIP had invested approximately $1,202,347 (inclusive of brokerage commissions) to purchase a total of 1,360,391 shares of the Issuer’s Common Stock.  SIIP obtained such funds through loans from SIMH and SL. The source of these loans was the cash on hand of SL.  Since March 25, 2010, the Reporting Persons have not invested any additional funds in the Issuer’s Common Stock.

Between November 16, 2022 and November 23, 2022, SIIP sold in open market transactions an aggregate of 102,500 shares of the Issuer’s Common Stock at a weighted average price of $0.36.  These shares were sold in multiple transactions at prices ranging from $0.36 to $0.42 (before brokerage commissions). See Item 5.

Item 4.	Purpose of Transaction

Each of the Reporting Persons acquired the shares of the Issuer’s Common Stock for investment purposes. The Reporting Persons intend to continuously review their investment in the Issuer and may elect to sell additional shares of the Issuer’s Common Stock from time to time, subject to market conditions.  The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional shares or other securities of the Issuer, disposing of shares or other securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Board and the management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose or distribute of some or all of its shares of the Issuer’s Common Stock or such other securities it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors and other shareholders (including the other Reporting Persons) the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to their shares. Accordingly, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, or for any other purpose, the member of a “group” or the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

Except as indicated herein, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number of shares of the Issuer’s Common Stock deemed to be beneficially owned by the Reporting Persons is 1,147,891 shares, which represents approximately 10.44% of the issued and outstanding Common Stock of the Issuer. The calculation of this percentage is based on the 10,999,814 Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Commission on November 14, 2022.

None of the persons set forth on Schedule A has any interest in the shares of the Issuer’s Common Stock deemed to be beneficially owned by the Reporting Persons.

(b) SIIP, by virtue of its position as the original purchaser of the Shares; SIMH, by virtue of its position as sole shareholder of SIIP; and SL, by virtue of its position as sole shareholder of SIMH, have the shared power to vote and dispose of the shares of Common Stock owned by SIIP reported herein.

(c) During the past sixty days the Reporting Persons have executed the following open market transactions in the Common Stock of the Issuer:

Nature of Transaction	Number of Common Shares Sold	Price

Open market sale – 11/16/22	100	$0.42

Open market sale – 11/23/22	52,400	$0.37

Open market sale – 11/23/22	50,000	$0.36

None of the persons set forth on Schedule A has effected any transactions in the Common Stock of the Issuer during the past sixty days.  See Item 3.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer deemed to be beneficially owned by the Reporting Person€(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. There are no contracts, arrangements, understandings or relationships among the persons set forth on Schedule A, or between the persons set forth on Schedule A, and any other person, with respect to the securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit No.	Exhibit Description
Exhibit 99.1
Joint Filing Agreement by and among Sanlam International Investment Partners Limited, Sanlam Investment Management Holdings (PTY) Limited and Sanlam Limited, dated as of September 19, 2022. (Previously filed)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022

SANLAM INTERNATIONAL INVESTMENT PARTNERS LIMITED

	By:	/s/ Francois Kellerman
Name: Francois Kellerman
Title: Chief Financial Officer, Sanlam Investments Group

SANLAM INVESTMENT MANAGEMENT HOLDINGS (PTY) LIMITED

	By:	/s/ Francois Kellerman
Name: Francois Kellerman
Title: Chief Financial Officer, Sanlam Investments Group

SANLAM LIMITED

	By:	/s/ Francois Kellerman
Name: Francois Kellerman
Title: Chief Financial Officer, Sanlam Investments Group